DNA Systems, Inc.

Room 306, 3rd Floor

Beautiful Group Tower, 77 Connaught Road

Central, Hong Kong

October 6, 2010

Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

DNA Systems, Inc.

Form 10-K for fiscal year ending April 30, 2010

File Number: 333-152679

Dear Mr. Spirgel:

In connection with our written responses to your comment letter dated September 16, 2010, DNA Systems, Inc., a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

DNA Systems, Inc.

/s/ Wilson Cheung, President